May   28,  1996


Smith Breeden  Trust (the   "Trust")
100 Europa Drive
Chapel Hill, North Carolina 27514

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the sale during the fiscal year ended March 31, 1997 of 695,525 shares of beneficial interest (the "Shares") of the Equity Plus Fund, a series of shares of the Trust, pursuant to the provisions of Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended. We understand that for purposes of determining the registration fee for the Shares, you have taken into account 93,492 shares in the aggregate issued by such Series in connection with dividend reinvestment, and redemptions of 102,037 shares in the aggregate in respect of such Series.

     We have examined copies of (i) your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Trust of such Shares. We have also examined (i) a copy of the notice (the "Notice") to be filed pursuant to the Rule by you with the Securities and Exchange Commission relating to your registration of an indefinite number of shares of beneficial interest of the Trust pursuant to the Securities Act of 1933, as amended, and making definite registration of the Shares pursuant to the Rule, and (ii) a certificate of the Treasurer of the Trust stating that all of the Shares had been recorded as issued and that the appropriate consideration therefore as provided in your Bylaws had been received at March 31, 1997.

     We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities, and that the Notice will be timely filed with the Securities and Exchange Commission.

     Based on the foregoing, we are of the opinion that:

     1. The Trust is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.

     2. The Shares were validly issued, fully paid and nonassessable by the Trust at March 31, 1997.



     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders of the Trust could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable for the obligations of that series solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice.

                              Very truly yours,

                              /s/ Ropes & Gray

                              Ropes & Gray